UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Second Forbearance Agreement with Helena Special Opportunities LLC and Scieniti LLC

As disclosed in a filing on Form 6-K filed by DigiAsia Corp. (the “Company”) on June 26, 2024, the Company previously entered into a Securities Purchase Agreement, dated as of June 17, 2024 (the “Securities Purchase Agreement”), with Helena Special Opportunities LLC (“Helena”) and Scieniti LLC (“Scieniti” collectively with Helena, the “Investors”), pursuant to which the Company (i) issued to Helena a Class A Convertible Promissory Note, dated June 28, 2024 (the “Class A Note”), in the original principal amount of $3,636,500.00, (ii) issued to Scieniti a Class B Convertible Promissory Note, dated June 28, 2024 (the “Class B Note” collectively with the Class A Note, the “Notes”), in the original principal amount of $5,227,028.24, and (iii) issued to Helena a warrant to purchase ordinary shares of the Company dated June 28, 2024.

As disclosed in a filing on Form 6-K filed by the Company on November 4, 2024, the Company entered into that certain forbearance agreement, dated as of October 29, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Prior Forbearance Agreement”) with Helena and Scieniti.

On January 21, 2025, the Company entered into a second forbearance agreement (the “Second Forbearance Agreement”) with Helena and Scieniti, pursuant to which the Investors agreed to temporarily refrain and forbear from exercising any of their rights and remedies under the Securities Purchase Agreement and Notes with respect to the defaults and events of defaults which occurred and continue to exist under and pursuant to the Securities Purchase Agreement and Notes (the “Forbearance”). In exchange for the Forbearance, the Company (i) agreed to cause to be issued to the Investors 3,000,000 additional ordinary shares of the Company to each Investor (the “Forbearance Shares”), (ii) pay each investor the separate amount of $100,000.00 each in immediately available funds and pay certain other expenses and fees, (iii) issue a Class A Convertible Promissory Note in the principal amount of $500,000.00 to Helena (the “Forbearance Class A Note”), and (iv) issue a Class B Convertible Promissory Note in the principal amount of $500,000.00 to Scieniti (the “Forbearance Class B Note” collectively with the Forbearance Class A Note, the “Forbearance Notes”). The Forbearance Shares to be issued to each Investor (for an aggregate total of 6,000,000 Forbearance Shares) will be provided by separate third-party investors of the Company.

The Forbearance will terminate upon the Company’s failure to comply with certain terms and conditions set forth in the Second Forbearance Agreement. Upon termination of the Forbearance, the Investors may seek all recourse available to them under the terms of the Notes, the Security Purchase Agreement, the Second Forbearance Agreement, and any other documents entered into in conjunction therewith, or applicable laws. In addition, except as expressly set forth in the Second Forbearance Agreement, the Forbearance does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investors under the Notes or all other documents entered into in conjunction therewith as in effect prior to the date of the Second Forbearance Agreement.

The foregoing descriptions of the Second Forbearance Agreement and Forbearance Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the Second Forbearance Agreement, Forbearance Class A Note, and Forbearance Class B Note, copies of which are filed as Exhibits 10.1, 10.2, and 10.3, respectively, and incorporated by reference herein.

Exhibits No.	Description
10.1	Second Forbearance Agreement, dated January 21, 2025, by and among DigiAsia Corp. and the Investors party thereto.
10.2	Form of Class A Convertible Promissory Note
10.3	Form of Class B Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp.
(Registrant)

Date: January 24, 2025	By:	/s/ Subir Lohani
	Name:	Subir Lohani
	Title:	Chief Financial Officer and Chief Strategy Officer

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